UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

INDEPENDENCE CONTRACT DRILLING, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

453415309
(CUSIP Number)

Alan L. Dye C. Alex Bahn Hogan Lovells US LLP 555 13th Street, NW Washington, DC 20004 202-637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 9, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIPNO. 453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

831,482(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

831,482(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

831,482(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

* See Item 5.

1
On March 11, 2020, the issuer effected a 1-for-20 reverse stock split of its common stock, resulting in each share held by the reporting persons to be reclassified as and converted into 1/20 of a share of common stock.

2
The percentage used herein and in the rest of this Schedule 13D is calculated based upon 7,675,818 shares of the Issuer's Common Stock outstanding as of November 11, 2020, after giving effect to the issuance of 1,500,000 shares of the Issuer's Common Stock pursuant to the purchase agreement  described in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on December 1, 2020.

CUSIP NO.	453415309	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

MSD Credit Opportunity Master Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

831,482

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

831,482

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

831,482

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

PN

*  See Item 5.

Explanatory Note

This Amendment No. 1 (this "Amendment") reflects changes to the information in the Schedule 13D relating to the Common Stock, par value $0.01 per share (the “Shares”) of  Independence Contract Drilling, Inc., a Delaware corporation (the Issuer") filed October 3, 2018 by MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, and MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Delaware limited partnership (as amended, the "Schedule 13D"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. With the exception of the changes indicated below, the Schedule 13D is unchanged.
Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons filing this Schedule 13D are MSD Partners, L.P. ("MSD Partners"), a Delaware limited partnership, and MSD Credit Opportunity Master Fund, L.P. ("Master Fund"), a Cayman Islands limited partnership (collectively, the "Reporting Persons").

(b) The principal business address of both MSD Partners and Master Fund is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

(c) This Schedule 13D is filed on behalf of the Reporting Persons. Master Fund is the record and direct beneficial owner of the Shares owned herein. MSD Partners is the investment manager of Master Fund.  MSD Partners (GP), LLC ("MSD GP"), a Delaware limited liability company, is the general partner of MSD Partners.  Each of Brendan Rogers, John C. Phelan and Marc R. Lisker is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP. The principal business of Master Fund is purchasing, holding and selling securities for investment purposes. The principal business of MSD Partners is investment management. The principal business of MSD GP is serving as the general partner of MSD Partners.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 14, 2020, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.

(e) During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MSD Partners and MSD GP are organized under the laws of the State of Delaware. Master Fund is organized under the laws of the Cayman Islands.
Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

	A.	MSD Partners, L.P.

		(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]
		(b)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 831,482

			(iii)	Sole power to dispose or direct the disposition: -0-

			(iv)	Shared power to dispose or direct the disposition: 831,482

B.	MSD Credit Opportunity Master Fund, L.P.

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 831,482

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 831,482

C.	MSD Partners (GP), LLC

	(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 831,482

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 831,482

D.	Brendan Rodgers

	(a)	As of the date hereof, Brendan Rogers beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 831,482

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 831,482

E.	Marc R. Lisker

	(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 831,482

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 831,482

F.	John C. Phelan

	(a)	As of the date hereof, John C. Phelan beneficially owns, in aggregate, 831,482 Shares, representing 10.8% of the Issuer's outstanding Shares.[1]

	(b)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 831,482

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 831,482

_____________
1 Based upon 7,675,818 shares of the Issuer's Common Stock outstanding as of November 11, 2020, after giving effect to the issuance of 1,500,000 shares of the Issuer's Common Stock pursuant to the purchase agreement described in the Issuer's Prospectus filed pursuant to Rule 424(b)(1) filed with the Securities and Exchange Commission on December 1, 2020.

Item 5(c) is hereby amended and supplemented as follows:
During the 60-day period immediately preceding the filing date of this Amendment, the Reporting Persons engaged in the following sale transactions in Shares, each of which were effected in block trades:

Date	Shares Disposed	Price per Share
12/02/2020	8,573	$3.85
12/03/2020	16,878	$3.84
12/04/2020	23,576	$3.93
12/07/2020	18,617	$3.87
12/08/2020	13,035	$3.75
12/09/2020	8,810	$3.82
12/10/2020	10,332	$3.62
12/11/2020	13,035	$3.58
12/14/2020	4,296	$3.60

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated December 14, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2020

MSD Partners, L.P.

By:	MSD Parents (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Parents, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

 Exhibit 99.1
JOINT FILING AGREEMENT

December 14, 2020

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 14, 2020

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager